CUSIP No. 846511 103        Page 1 of 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)
Under the Securities Exchange Act of 1934

Spark Energy, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
846511 103
(CUSIP Number)
C. Alexis Keene
12140 Wickchester Ln., Ste 100
Houston, Texas 77079
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 846511 103        Page 2 of 11

1.	Names Of Reporting Persons. W. Keith Maxwell III
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,331,728
	8.	Shared Voting Power 20,800,000*
	9.	Sole Dispositive Power 2,331,728
	10.	Shared Dispositive Power 20,800,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,131,728*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.2%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

CUSIP No. 846511 103        Page 3 of 11

1.	Names Of Reporting Persons. TxEx Energy Investments, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,800,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,800,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,800,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.5%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

CUSIP No. 846511 103        Page 4 of 11

1.	Names Of Reporting Persons. Retailco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,525,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,525,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,525,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.7%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

CUSIP No. 846511 103        Page 5 of 11

1.	Names Of Reporting Persons. Electric Holdco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 275,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 275,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

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1.	Names Of Reporting Persons. NuDevco Retail Holdings, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 275,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 275,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

CUSIP No. 846511 103        Page 7 of 11

1.	Names Of Reporting Persons. NuDevco Retail, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 275,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 275,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

CUSIP No. 846511 103        Page 8 of 11

Amendment No. 5 to Schedule 13D
This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on August 8, 2014, as amended by Amendment No. 1 thereto filed on April 8, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on August 25, 2016 (“Amendment No. 2”), Amendment No. 3 thereto filed on November 17, 2016 (“Amendment No. 3) and Amendment No. 4 thereto filed on December 5, 2016 (“Amendment No. 4” and, together with Amendment No. 1, Amendment No. 2 and Amendment No. 3, and amending the Schedule 13D as filed on August 8, 2014, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (defined below) of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Spark Energy, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.
This Amendment is being filed to update the Schedule 13D for the following transactions: (1) purchases of Class A Common Stock by the Individual Filer (defined below) in multiple transactions on the open market using personal funds since the filing of Amendment No. 4, (2) a two-for-one stock split of the Class A Common Stock and Class B Common Stock on June 16, 2017, (3) sales of Class A Common Stock by Retailco (defined below) in multiple transactions on the open market and other dispositions by Retailco since the filing of Amendment No. 4, (4) the exchange by Retailco on November 8, 2018 of 685,126 of its Spark HoldCo Units (and a corresponding number of shares of Class B Common Stock) for 685,126 shares of Class A Common Stock, and (5) the distribution by Retailco on November 13, 2018 of 904,008 shares of Class A Common Stock to the Individual filer. The aggregate amount beneficially owned by the Individual Filer ranged from 64.9% to 66.8% as a result of the foregoing transactions.
Information in this Amendment is presented as of April 4, 2019.

Item 1.	Security and Issuer
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Spark HoldCo, LLC, dated March 15, 2017, as amended by Amendment No. 1 thereto, dated as of January 26, 2018 (as amended, the “Spark HoldCo LLC Agreement”), by and among the Issuer, Spark HoldCo, LLC, a Delaware limited liability company (“Spark HoldCo”), Retailco, LLC, a Texas limited liability company (“Retailco”) and NuDevco Retail, LLC, a Texas limited liability company (“NuDevco Retail”), each holder of a unit of Spark HoldCo (the “Spark HoldCo Units”) has the right to exchange Spark HoldCo Units (and a corresponding number of shares of the Issuer’s Class B common stock, par value $0.01 per share (the “Class B Common Stock”)) for Class A Common Stock (or cash at the Issuer’s or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock) exchanged. Accordingly, and unless otherwise noted, the information in this Schedule 13D is presented as if all Class B Common Stock has been converted into Class A Common Stock on a one for one basis.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) This Schedule 13D is being filed jointly by: (i) W. Keith Maxwell III (“Individual Filer”), (ii) TxEx Energy Investments, LLC, a Texas limited liability company (“TxEx”), (iii) Retailco, (iv) Electric Holdco, LLC, a Texas limited liability company (“Electric Holdco”), (v) NuDevco Retail Holdings, LLC, a Texas limited liability company (“NuDevco Retail Holdings”), and (vi) NuDevco Retail. TxEx, Retailco, Electric Holdco, NuDevco Retail Holdings, and NuDevco Retail are collectively referred to as the “Reporting Entities.” The Individual Filer and the Reporting Entities are collectively referred to as the “Reporting Persons.”

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The Individual Filer is the sole member of TxEx. TxEx is the sole member of Retailco and Electric Holdco. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail.
The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of November 17, 2016, a copy of which is incorporated by reference as Exhibit 9.
(b), (c) Information with respect to the Individual Filer, including business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted is listed on Schedule I, which is attached hereto and is incorporated in this Item 2 by reference. Information with respect to the Reporting Entities, including principal business, the address of the principal office and certain information with respect to the executive officers of each such entity is listed on Schedule II, which is attached hereto and incorporated in this Item 2 by reference.
(d) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) The Individual Filer is a United States citizen. Each of the Reporting Entities is a limited liability company organized under the laws of the State of Texas.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following at the end of the paragraph:

From the filing of Amendment No. 4 on December 5, 2016 through June 16, 2017, the Individual Filer directly purchased 177,604 shares of Class A Common Stock in multiple transactions on the open market using personal funds. The shares of Class A Common Stock reported in this paragraph are on a pre-split basis.

On June 16, 2017, the Issuer effected a two-for-one stock split of the Class A Common Stock and Class B Common Stock through a stock dividend (the “Stock Split”). Shareholders of record at the close of business on June 5, 2017 were issued one additional share of Class A Common Stock and Class B Common Stock for each share of Class A Common Stock and Class B Common Stock, respectively, held by such shareholder on that date.

From July 5, 2017 through December 7, 2018, the Individual Filer directly purchased 722,876 shares of Class A Common Stock in multiple transactions on the open market using personal funds.

From July 18, 2017 through July 28, 2017, Retailco directly sold 78,618 shares of Class A Common Stock in multiple transactions on the open market.

On May 3, 2018, Retailco transferred 373,000 shares of Class A Common Stock to its employees upon vesting of certain Restricted Stock Units (“RSUs”) granted by Retailco to its employees. On June 28, 2018, Retailco transferred 72,500 shares of Class A Common Stock to its employees as a discretionary bonus. On August 2, 2018, Retailco transferred 51,000 shares of Class A Common Stock to its employees upon vesting of certain RSUs granted by Retailco to its employees.

On November 8, 2018, Retailco exchanged 685,126 of its Spark HoldCo Units (and a corresponding number of shares of Class B Common Stock) for 685,126 shares of Class A Common Stock.

On November 13, 2018, Retailco distributed 904,008 shares of Class A Common Stock to the Individual filer.

CUSIP No. 846511 103        Page 10 of 11

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The acquisitions of Class A Common Stock and Class B Common Stock by the Reporting Persons were undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through their voting rights with respect to their shares of Class A Common Stock and Class B Common Stock.

As described in Item 6 below, subject to the terms of the Spark HoldCo LLC Agreement, the Spark HoldCo Units (together with a corresponding number of shares of Class B Common Stock) may be exchanged, at any time and from time to time, for Class A Common Stock (or cash at the Issuer or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer or seek exchange of the Class B Common Stock and Spark HoldCo Units into Class A Common Stock.

On October 7, 2016, the Issuer filed a registration statement with respect to the offer and sale from time to time, NuDevco Retail and Retailco of shares of Class A Common Stock held by them. The registration statement was declared effective on October 20, 2016. NuDevco Retail and Retailco may sell shares of Class A Common Stock in the future under the registration statement, depending upon general stock market conditions, economic conditions and other factors.

As part of the Issuer’s growth strategy, it may engage in transactions with the Reporting Entities and other entities affiliated with the Individual Filer. Such transactions may involve the issuance of Class A Common Stock, Class B Common Stock or securities convertible or exchangeable into Class A Common Stock or Class B Common Stock to the Reporting Entities or other entities affiliated with the Individual Filer.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) To the best knowledge of the Reporting Persons, as of April 4, 2019, there were 14,141,872 shares of Class A Common Stock outstanding and 20,800,000 shares of Class B Common Stock outstanding. The Individual Filer is the sole member of TxEx. TxEx is the sole member of Retailco and Electric Holdco. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail. Accordingly, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and for purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of the NASDAQ. As a group, the Reporting Persons beneficially own in the aggregate 23,131,728 shares of Class A Common Stock (assuming exchange of the 20,800,000 shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below), representing 66.2% of the total outstanding shares of Class A Common Stock on an as-converted basis. Individually, the aggregate number and percentage of the Class A Common Stock beneficially owned (assuming an exchange of the shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below) by the Reporting Persons include: (1) 23,131,728 shares of Class A Common Stock beneficially owned by the Individual Filer, representing 66.2% of

CUSIP No. 846511 103        Page 11 of 11

the outstanding Class A Common Stock, (2) 20,800,000 shares of Class A Common Stock beneficially owned by TxEx, representing 59.5% of the outstanding Class A Common Stock, (3) 20,525,000 shares of Class A Common Stock beneficially owned by Retailco, representing 58.7% of the outstanding Class A Common Stock, (4) 275,000 shares of Class A Common Stock beneficially owned by Electric Holdco, representing less than 1% of the outstanding Class A Common Stock, (5) 275,000 shares of Class A Common Stock beneficially owned by NuDevco Retail Holdings, representing less than 1% of the outstanding Class A Common Stock, and (6) 275,000 shares of Class A Common Stock beneficially owned by NuDevco Retail, representing less than 1% of the outstanding Class A Common Stock.
Gary Lancaster, the Executive Vice President and General Counsel of each of the Reporting Entities, owns 1,600 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. Todd Gibson, the Executive Vice President and Chief Financial Officer of each of the Reporting Entities, does not own any shares of Class A Common Stock.
(b) The Individual Filer has sole voting power and sole dispositive power over 2,331,728 shares of Class A Common Stock and has shared voting power and shared dispositive power over 20,800,000 shares of Class A Common Stock (assuming exchange). TxEx does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 20,800,000 shares of Class A Common Stock (assuming exchange). Retailco does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 20,525,000 shares of Class A Common Stock (assuming exchange). Electric Holdco does not have sole voting or sole dispositive power of any shares of Class A Common Stock and has shared voting power and shared dispositive power over 275,000 shares of Class A Common Stock (assuming exchange). NuDevco Retail Holdings does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 275,000 shares of Class A Common Stock (assuming exchange). NuDevco Retail does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 275,000 shares of Class A Common Stock (assuming exchange).

Gary Lancaster, the Executive Vice President and General Counsel of each of the Reporting Entities, has sole voting and sole dispositive power over 1,600 shares of Class A Common Stock. Todd Gibson, the Executive Vice President and Chief Financial Officer of each of the Reporting Entities, does not have voting or dispositive power over any shares of Class A Common Stock.

(c) During the past sixty days, none of the persons named in response to Item 5(a) have effected any transaction involving the Class A Common Stock.
(d) Except as listed in Item 5(a), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Class A Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.

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Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by inserting Exhibit 19 after the last paragraph of Item 7 of the Schedule 13D.

Exhibit Number	Description of Exhibit

Exhibit 19	Power of Attorney (W. Keith Maxwell III).

Exhibit 20	Power of Attorney (TxEx, Retailco, Electric HoldCo, NuDevco Retail Holdings and NuDevco Retail).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ W. Keith Maxwell III, by C. Alexis Keene
as attorney-in-fact	4/4/2019

/s/ TxEx Energy Investments, LLC, by C. Alexis Keene
as attorney-in-fact	4/4/2019

/s/ Retailco, LLC, by C. Alexis Keene
as attorney-in-fact	4/4/2019

/s/ Electric Holdco, LLC, by C. Alexis Keene
as attorney-in-fact	4/4/2019

/s/ NuDevco Retail Holdings, LLC, by C. Alexis Keene
as attorney-in-fact	4/4/2019
/s/ NuDevco Retail, LLC, by C. Alexis Keene
as attorney-in-fact	4/4/2019

SCHEDULE I
The business address of the Individual Filer is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conduct is listed below.

Entity Name and Principal Business	Present Principal Occupation or Employment
TxEx Energy Investments, LLC, a holding company (1)	President and Chief Executive Officer
Retailco, LLC, a holding company (1)	President and Chief Executive Officer
Electric Holdco, LLC, a holding company (1)	President and Chief Executive Officer
NuDevco Retail Holdings, LLC, a holding company (1)	Chief Executive Officer
NuDevco Retail, LLC, a holding company (1)	Chief Executive Officer
Spark Energy, Inc., a retail energy provider (1)	Chairman of the Board of Directors, Director

(1)	The entity’s business address is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

1

SCHEDULE II
Each of the Reporting Entities is a holding company with its principal offices located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment of each of the executive officers of each such entity is set forth below.
TxEx Energy Investments, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Gary Lancaster	Executive Vice President and General Counsel	(1)	United States
Retailco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Gary Lancaster	Executive Vice President and General Counsel	(1)	United States
Electric Holdco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Gary Lancaster	Executive Vice President and General Counsel	(1)	United States

NuDevco Retail Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Gary Lancaster	Executive Vice President and General Counsel	(1)	United States
NuDevco Retail, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Gary Lancaster	Executive Vice President and General Counsel	(1)	United States

(1)	12140 Wickchester Ln., Ste 100, Houston, Texas 77079.